SUBSIDIARY OF THE REGISTRANT

         The registrant has one subsidiary, Stone Street Bank and Trust (formerly Mocksville Savings Bank, Inc., SSB), a North Carolina corporation. The subsidiary does business under its corporate name "Stone Street Bank", and Stone Street Bank and Trust. Stone Street Bank and Trust has a wholly-owned subsidiary, Stone Street Financial Services, Inc., a North Carolina Corporation.